Exhibit 99.1

United Maritime Reports Third Quarter and Nine Months Financial Results for the Periods Ended September 30, 2025

Declares Quarterly Cash Dividend of $0.09 Per Share

Announces Strategic AI Investment in Ship Management Technology

Highlights
(in million USD, except EPS & LPS)	Q3 2025	Q3 2024	9M 2025	9M 2024
Net Revenues	$11.0	$11.6	$31.2	$34.6
Net income / (loss)	$1.1	$(0.9)	$(2.4)	$(1.6)
Adjusted net income / (loss)[1]	$1.6	$(0.3)	$(2.6)	$(0.5)
EBITDA[1]	$4.9	$4.6	$11.5	$14.1
Adjusted EBITDA[1]	$5.4	$5.2	$11.4	$15.2

Earnings / (loss) per share Basic and Diluted	$0.12	$(0.10)	$(0.27)	$(0.18)
Adjusted earnings / (loss) per share Basic[1] and Diluted[1]	$0.18	$(0.03)	$(0.29)	$(0.06)

Other Highlights and Developments:

■	Continued Focus on Long-Term Shareholder Value Creation:

o
Declared a quarterly cash dividend of $0.09 per share for Q3 2025, marking the 12th consecutive quarterly distribution. Since initiating our capital return program in November 2022, United has declared total cash dividends of $1.74 per share, or $14.0 million in aggregate distributions.

o	Share buybacks totaling approximately $0.2 million during Q3 2025 to date, utilizing the maximum capacity based on daily volumes and reflecting our confidence in the Company’s prospects.

1 Adjusted earnings / (loss) per share, Adjusted Net Income / (loss), EBITDA and Adjusted EBITDA are non-GAAP measures. Please see the reconciliation below of Adjusted earnings / (loss) per share, Adjusted Net Income / (loss), EBITDA and Adjusted EBITDA to net income, the most directly comparable U.S. GAAP measure.

■
Ongoing Fleet Optimization through Strategic Divestment from Older Vessels: Completed the profitable sale of our oldest Capesize vessels (M/Vs Tradership and Goodship). These transactions released approximately $18.8 million in liquidity after debt repayment, further strengthening our cash reserves.

■
Increased Ownership in Offshore Energy Construction Vessel (ECV): Expanded the Company’s investment in the ECV project to approximately $12.8 million, becoming the largest individual shareholder. The project continues to progress on schedule and offers exposure to a high-potential segment supporting both the subsea oil & gas and renewable energy markets.

■
Strategic Investment in Artificial Intelligence (AI): Completed a $0.5 million pre-seed investment in a maritime technology platform developing AI-powered solutions to optimize ship technical management and other operations. This initiative marks United’s conviction in digital agents, targeting future gains in automation, transparency, and operational efficiency.

November 11, 2025 - Glyfada, Greece – United Maritime Corporation (“United” or the “Company”) (NASDAQ: USEA), announced today its financial results for the third quarter and nine months ended September 30, 2025. The Company also declared a quarterly dividend of $0.09 per common share for the third quarter of 2025.

For the quarter ended September 30, 2025, the Company generated Net Revenues of $11.0 million compared to $11.6 million in the third quarter of 2024. Net Income and Adjusted Net Income for the quarter were $1.1 million and $1.6 million, respectively, compared to Net Loss of $0.9 million and Adjusted Net Loss of $0.3 million in the third quarter of 2024. Adjusted EBITDA for the quarter was $5.4 million, compared to $5.2 million for the same period of 2024. The Time Charter Equivalent (“TCE”) rate of the fleet for the third quarter of 2025 was $15,093 per day, compared to $16,365 in the same period of 2024.

For the nine-month period ended September 30, 2025, the Company generated Net Revenues of $31.2 million, compared to $34.6 million in the same period of 2024. Net Loss and Adjusted Net Loss for the period were $2.4 million and $2.6 million, respectively, compared to Net Loss of $1.6 million and Adjusted Net Loss of $0.5 million in the respective period of 2024. Adjusted EBITDA for the nine months was $11.4 million, compared to $15.2 million for the same period of 2024. The TCE rate of the fleet for the nine-month period of 2025 was $13,436 per day compared to $16,246 in the same period of 2024. The average daily OPEX was $6,323 compared to $6,806 of the respective period of 2024.

Cash and cash-equivalents and restricted cash as of September 30, 2025, stood at $20.1 million. Shareholders’ equity at the end of the third quarter was $61.1 million, while long-term debt, finance lease liabilities and other financial liabilities, net of deferred finance costs stood at $67.0 million as of September 30, 2025. The book value of our fleet as of September 30, 2025, stood at $102.8 million, including one chartered-in Kamsarmax vessel.

Stamatis Tsantanis, the Company’s Chairman & Chief Executive Officer, stated:

“We delivered solid profitability in Q3 while continuing to optimize our fleet and balance sheet. The sale of our older Capesize vessels released approximately $18.8 million in liquidity, and we resumed share repurchases, reaffirming our conviction in the Company’s intrinsic value. Moreover, the dry-bulk outlook over the coming quarters remains favorable, and our Panamax/Kamsarmax fleet is positioned to capture that upside.

“Consistent with our shareholder rewards initiatives, and on the back of the profitable sale of the two older Capesize vessels, our Board of Directors has approved quarterly dividend of $0.09, representing our 12th consecutive quarterly dividend payment. Based on the recent trading levels of our stock, the most recent four quarterly dividends, including the dividend announced today, represent an approximately 9% annual dividend yield. Since the commencement of our operations, we have declared cumulative cash dividends of $1.74 per share, or $14.0 million in total, underscoring our consistent track record of capital returns. This aggregate amount is approximately equal to our current market capitalization.

“In the third quarter of 2025 we achieved a daily TCE of $15,093, representing a small decrease from $15,421 in the second quarter. Our commercial performance reflects the change in our fleet composition following the divestment of our last Capesize bulkers, transitioning to a pure Panamax and Kamsarmax fleet. We are pleased with this result, and we remain optimistic about the next quarters with all our vessels trading on index-linked time charters that benefit directly from healthy spot rates. As for our fourth-quarter guidance, we have fixed approximately 62% of our available operating days at a daily rate of about $14,880. Based on the current FFA curve, we anticipate an overall Q4 TCE of approximately $15,040.

“In terms of our commercial developments, we have secured three new time charters with leading counterparties, preserving full exposure to Panamax/Kamsarmax market strength. All employments involve index linked rates with direct exposure to the Panamax and Kamsarmax market. We continue to actively monitor the market developments and evaluate opportunities in the FFA market to secure attractive forward coverage at favorable rates.

“During the quarter, we completed the sales of two older Capesize vessels built in 2005 and 2006. These transactions boosted the Company’s net liquidity position by approximately $18.8 million after debt repayment.

“As regards our offshore vessel under construction, we have significantly increased our investment in the project, becoming the largest individual shareholder, with contributions in the project totaling approximately $12.8 million to date. We remain positive about the outlook of this project and its potential commercial extensions in what we believe is shaping up to be a favorable market environment for energy over the next years.

“We also made a pre-seed investment in an AI-driven maritime software platform, making an important step in our digital strategy. While not material in size, this initiative supports significant potential gains in efficiency, automation and transparency across ship management.

“Turning to the dry bulk market, the Panamax market remains firm, driven by strong coal and grain flows. Renewed U.S.–China trade momentum could support extended seasonal strength into Q1 2026, positioning our fleet for continued upside. As regards vessel supply, the Panamax orderbook remains modest at approximately 14% of the existing fleet, while around 16% of the fleet is now older than 20 years. As regulations are expected to further restrict vessel supply over the next years and necessitate fleet renewal, we remain optimistic about the course of dry bulk markets through 2026.

“United is well positioned across both dry bulk and offshore. With a young fleet, a growing cash base, and disciplined strategy, we are focused on creating sustainable long-term value and enhancing shareholder rewards.”

Current Company Fleet:

Vessel Name	Sector	Capacity (DWT)	Year Built	Yard	Employment Type	Minimum T/C expiration	Maximum T/C expiration(1)
Nisea(3)	Dry Bulk / Kamsarmax	82,235	2016	Oshima	T/C Index Linked(2)	Aug-26	Oct-26
Cretansea	Dry Bulk / Kamsarmax	81,508	2009	Universal	T/C Index Linked(2)	Oct-26	Feb-27
Chrisea	Dry Bulk / Panamax	78,173	2013	Shin Kurushima	T/C Index Linked(2)	Mar-27	Jul-27
Synthesea	Dry Bulk / Panamax	78,020	2015	Sasebo	T/C Index Linked(2)	Jul-26	Oct-26
Exelixsea	Dry Bulk / Panamax	76,361	2011	Oshima	T/C Index Linked(2)	Jun-26	Sep-26
Total/Average age		396,297	12.8 years

(1)	The latest redelivery dates do not include any additional optional periods.

(2)
“T/C” refers to a time charter agreement. Under these index-linked T/Cs, the Company has the option to convert the index-linked rate to fixed for a period of minimum two months, based on the prevailing FFA Rates for the selected period, and has done so for certain vessels as part of its freight hedging strategy, as described below under “Fourth Quarter 2025 TCE Rate Guidance”.

(3)
The vessel is technically and commercially operated by the Company on the basis of an 18-month bareboat charter-in contract with the owners of the vessel, including a purchase option at the end of the bareboat charter in favour of the Company.

Fleet Data:

	Q3 2025	Q3 2024	9M 2025	9M 2024
Ownership days (1)	583	683	2,010	2,139
Operating days (2)	578	682	1,963	2,045
Fleet utilization (3)	99.1%	99.9%	97.7%	95.6%
TCE rate (4)	$15,093	$16,365	$13,436	$16,246
Daily Vessel Operating Expenses (5)	$6,300	$6,795	$6,323	$6,806

(1)
Ownership days are the total number of calendar days in a period during which the vessels in a fleet have been owned or chartered. Ownership days are an indicator of the size of the Company’s fleet over a period and affect both the amount of revenues and the amount of expenses that the Company recorded during a period.

(2)
Operating days are the number of available days in a period less the aggregate number of days that the vessels are off-hire due to unforeseen circumstances. Available days are the number of ownership days less the aggregate number of days that our vessels are off-hire due to major repairs, dry-dockings, lay-up or special or intermediate surveys. Operating days include the days that our vessels are on ballast voyages without having finalized agreements for their next employment. The Company’s calculation of operating days may not be comparable to that reported by other companies.

(3)	Fleet utilization is the percentage of time that the vessels are generating revenue and is determined by dividing operating days by ownership days for the relevant period.

(4)
TCE rate is defined as the Company’s net revenue less voyage expenses during a period divided by the number of the Company’s operating days during the period. Voyage expenses include port charges, bunker (fuel oil and diesel oil) expenses, canal charges and other commissions. The Company includes the TCE rate, a non-GAAP measure, as it believes it provides additional meaningful information in conjunction with net revenues from vessels, the most directly comparable U.S. GAAP measure, and because it assists the Company’s management in making decisions regarding the deployment and use of our vessels and because the Company believes that it provides useful information to investors regarding our financial performance. The Company’s calculation of TCE rate may not be comparable to that reported by other companies. The following table reconciles the Company’s net revenues from vessels to the TCE rate.

(In thousands of U.S. Dollars, except operating days and TCE rate)

	Q3 2025	Q3 2024	9M 2025	9M 2024
Vessel revenue, net	10,966	11,566	31,193	34,607
Less: Voyage expenses	2,242	405	4,818	1,383
Time charter equivalent revenues	8,724	11,161	26,375	33,224
Operating days	578	682	1,963	2,045
TCE rate	$15,093	$16,365	$13,436	$16,246

(5)
Vessel operating expenses include crew costs, provisions, deck and engine stores, lubricants, insurance, maintenance and repairs. Daily Vessel Operating Expenses are calculated by dividing vessel operating expenses, excluding pre-delivery costs of acquired vessels, if applicable, by ownership days for the relevant time periods. The Company’s calculation of daily vessel operating expenses may not be comparable to that reported by other companies. The following table reconciles the Company’s vessel operating expenses to daily vessel operating expenses.

(In thousands of U.S. Dollars, except ownership days and Daily Vessel Operating Expenses)

	Q3 2025	Q3 2024	9M 2025	9M 2024
Vessel operating expenses	3,673	5,256	12,709	15,174
Less: Pre-delivery expenses	-	615	-	615
Vessel operating expenses before pre-delivery expenses	3,673	4,641	12,709	14,559
Ownership days	583	683	2,010	2,139
Daily Vessel Operating Expenses	$6,300	$6,795	$6,323	$6,806

Net Income / (Loss) to EBITDA and Adjusted EBITDA Reconciliation:

(In thousands of U.S. Dollars)

	Q3 2025	Q3 2024	9M 2025	9M 2024
Net income / (loss)	1,066	(894)	(2,441)	(1,562)
Interest and finance costs, net	1,429	2,021	5,129	5,992
Depreciation and amortization	2,377	3,496	8,817	9,715
EBITDA	4,872	4,623	11,505	14,145
Stock based compensation	118	238	427	668
Loss on extinguishment of debt	407	375	640	397
Gain on consolidation	-	-	(1,268)	-
Loss on equity method investment	6	-	50	-
Adjusted EBITDA	5,403	5,236	11,354	15,210

Earnings Before Interest, Taxes, Depreciation and Amortization (“EBITDA”) represents the sum of net income, net interest and finance costs, depreciation and amortization and, if any, income taxes during a period. EBITDA is not a recognized measurement under U.S. GAAP. Adjusted EBITDA represents EBITDA adjusted to exclude stock-based compensation, loss on extinguishment of debt, gain on consolidation and loss on equity method investment, which the Company believes are not indicative of the ongoing performance of its core operations.

EBITDA and Adjusted EBITDA are presented as we believe that these measures are useful to investors as a widely used means of evaluating operating profitability. EBITDA and Adjusted EBITDA as presented here may not be comparable to similarly titled measures presented by other companies. These non-GAAP measures should not be considered in isolation from, as a substitute for, or superior to financial measures prepared in accordance with U.S. GAAP.

Net Income / (Loss) and Adjusted Net Income / (Loss) Reconciliation and calculation of Adjusted Income / (Loss) Per Share

(In thousands of U.S. Dollars)

	Q3 2025	Q3 2024	9M 2025	9M 2024
Net income / (loss)	1,066	(894)	(2,441)	(1,562)
Stock based compensation	118	238	427	668
Loss on extinguishment of debt	407	375	640	397
Gain on consolidation	-	-	(1,268)	-
Loss on equity method investment	6	-	50	-
Adjusted net income / (loss)	1,597	(281)	(2,592)	(497)
Adjusted net income / (loss) – common stockholders, basic and diluted	1,597	(281)	(2,563)	(497)
Adjusted income / (loss) per common share, basic and diluted	0.18	(0.03)	(0.29)	(0.06)
Weighted average number of common shares outstanding, basic	8,917,144	8,738,183	8,841,632	8,723,765
Weighted average number of common shares outstanding, diluted	8,917,144	8,775,011	8,841,632	8,797,527

To derive Adjusted Net Income / (Loss) and Adjusted Net Income / (Loss) Per Share, both non-GAAP measures, from Net loss, we exclude certain non-cash items, as provided in the table above. We believe that Adjusted Net Income / (Loss) and Adjusted Net Income / (Loss) Per Share assist our management and investors by increasing the comparability of our performance from period to period since each such measure eliminates the effects of such non-cash items as stock-based compensation, loss on extinguishment of debt, gain on consolidation, loss on equity method investment and other items which may vary from year to year, for reasons unrelated to overall operating performance. In addition, we believe that the presentation of the respective measures provides investors with supplemental data relating to our results of operations, and therefore, with a more complete understanding of factors affecting our business than with GAAP measures alone. Our method of computing Adjusted Net Income / (Loss) and Adjusted Net Income / (Loss) Per Share may not necessarily be comparable to other similarly titled captions of other companies due to differences in methods of calculation.

Fourth Quarter 2025 TCE Rate Guidance:

As of the date hereof, approximately 62% of the Company fleet’s expected operating days in the fourth quarter of 2025 have been fixed at an estimated TCE rate of approximately $14,881. Assuming that for the remaining operating days of our index-linked T/Cs, the respective vessels’ TCE rate will be equal to Forward Freight Agreement (“FFA”) rate of $16,798 per day (based on the FFA curve of November 7, 2025), our estimated TCE for the fourth quarter of 2025 is approximately $15,0382. Our TCE rate guidance for the fourth quarter of 2025 includes the already performed conversions of index-linked charters to fixed for the period.

The following table provides the breakdown of index-linked charters and fixed-rate charters in the fourth quarter of 2025:

	Operating Days	TCE Rate
TCE - fixed rate (index-linked conversions)	92	$13,882
TCE – index-linked	368	$15,328
Total / Average	460	$15,038

Third Quarter and Recent Developments:

Dividend Distribution for Q2 2025 and Declaration of Q3 2025 Dividend

On October 10, 2025, the Company paid the previously announced quarterly dividend of $0.03 per common share, for the second quarter of 2025, to all shareholders of record as of August 18, 2025.

The Company also declared a cash dividend of $0.09 per common share for the third quarter of 2025 payable on or about January 9, 2026, to all shareholders of record as of December 29, 2025.

Buyback of Common Shares – 3rd Repurchase Plan

During the third quarter of 2025 to date, the Company has repurchased 98,811 common shares in open market transactions at an average price of $1.69 per share for an aggregate consideration of approximately $0.2 million pursuant to the $3.0 million share repurchase program commenced in October 2022. All the above-mentioned shares were cancelled and removed from our share capital as of the date of this release. As of November 7, 2025, the Company had 9,105,456 common shares issued and outstanding.

Vessel transactions and commercial updates

Sale of M/V Tradership

In August 2025, the Company delivered to her new owners the 176,925 dwt M/V Tradership, built in 2006. The aggregate net sale price was approximately $17.8 million.

Sale of M/V Goodship

In September 2025, the Company delivered to her new owners the 177,536 dwt M/V Goodship, built in 2005. The aggregate net sale price was approximately $15.4 million.

M/V Synthesea – New time charter agreement

In August 2025, the M/V Synthesea commenced a new T/C agreement with Nippon Yusen Kabushiki Kaisha (“NYK”) for a period of about 11 months to about 13 months. The daily hire is based on the Baltic Kamsarmax Index (“BKI”).

2 This guidance is based on certain assumptions and the Company cannot provide assurance that these TCE rate estimates or projected utilization rates will be realized. TCE estimates include certain floating (index) to fixed rate conversions concluded in previous periods. For vessels on index-linked T/Cs, the TCE rate realized will vary with the underlying index, and for the purposes of this guidance, the TCE rate assumed for the remaining operating days of the quarter for an index-linked T/C is equal to FFA rate of $16,798 per day (based on the FFA curve of November 7, 2025). Spot estimates are provided using the load-to-discharge method of accounting. The rates quoted are for days currently contracted. Increased ballast days at the end of the quarter will reduce the additional revenues that can be booked based on the accounting cut-offs and therefore the resulting TCE rate will be reduced accordingly.

M/V Exelixsea – New time charter agreement

In September 2025, the M/V Exelixsea commenced a new T/C agreement with Enesel Bulk Logistics Pte. Ltd. (“Enesel”) for a period of about 9 months to maximum 12 months. The daily hire is based on the BKI.

M/V Nisea – Time charter extension

In October 2025, the charterer of the M/V Nisea agreed to extend the time charter agreement in direct continuation from the previous agreement. The extension period commenced on October 22, 2025, for a duration of minimum 10 months to maximum 12 months. The new gross daily hire is based on the BKI, while all other main terms of the time charter remain materially unchanged.

M/V Cretansea – Time charter extension

In November 2025, the charterer of the M/V Cretansea agreed to extend the time charter agreement in direct continuation from the previous agreement. The extension period will commence in December 2025, for a duration of minimum 10 months to maximum 14 months. The daily hire is based on the BKI, while all other main terms of the time charter remain materially unchanged.

Investing & Financing Updates

Offshore Sector

In October 2025, the Company further expanded its ownership in a Norway-based entity developing a technologically and environmentally advanced Newbuilding Energy Construction Vessel (ECV). United advanced a committed payment of €2.1 million toward the project’s 10% yard installment, bringing its total equity investment to approximately $10.5 million and establishing its position as the largest individual shareholder in the venture.

In parallel, United provided a short-term €2.1 million (30-day) shareholders’ loan, increasing its total contributions to RGI and to the ECV project to $12.8 million. The loan bears PIK interest payable in shares upon maturity. Under certain conditions, this facility is expected to be convertible into equity, potentially further increasing United’s ownership stake.

This investment provides strategic exposure to the fast-growing offshore energy infrastructure segment, which supports both traditional oil & gas projects and the global expansion of renewable energy capacity. The vessel is expected to be delivered in May 2027.

Huarong Sale and Leaseback agreement

In August and September 2025, in connection with the sales of the M/Vs Tradership and Goodship, the Company exercised its purchase options for the vessels under the Huarong Sale and Leaseback agreement, for a price of $7.2 million and $7.1 million, respectively. All securities granted in favor of the M/Vs Tradership and Goodship were irrevocably and unconditionally discharged pursuant to the deeds of termination and release executed on the same day for each agreement.

Investment in AI Startup

In October 2025, United made a $0.5 million pre-seed investment in a technology platform developing next-generation software for the ship management industry. The Company is leveraging artificial intelligence to streamline communication and decision-making between vessels and shore offices, targeting critical functions in technical management and maintenance.

United believes this early investment in a “technical AI agent” will help drive workflow automation, data-driven performance optimization, and operational efficiency. These solutions are expected to become defining priorities for the shipping sector over the coming years. United is pleased to support this promising initiative and its contribution to the industry’s digital evolution.

United Maritime Corporation
Unaudited Condensed Consolidated Balance Sheets
(In thousands of U.S. Dollars)

	September 30, 2025	December 31, 2024*
ASSETS
Cash and cash equivalents and restricted cash	20,122	6,762
Vessels, net, Right-of-use assets and Vessel held for sale	102,786	153,029
Other assets	21,288	12,282
TOTAL ASSETS	144,196	172,073

LIABILITIES AND STOCKHOLDERS’ EQUITY
Long-term debt, finance lease liability and other financial liabilities, net of deferred finance costs	66,953	97,723
Other liabilities	16,169	14,262
Stockholders’ equity	61,074	60,088
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	144,196	172,073

* Derived from the audited consolidated financial statements as of the period as of that date

United Maritime Corporation
Unaudited Condensed Consolidated Statements of Operations
 (In thousands of U.S. Dollars, except for share
and per share data)

	Three months ended September 30,		Nine months ended September 30,
	2025	2024	2025	2024
Vessel revenue, net	10,966	11,566	31,193	34,607
Expenses:
Voyage expenses	(2,242)	(405)	(4,818)	(1,383)
Vessel operating expenses	(3,673)	(5,256)	(12,709)	(15,174)
Management fees	(477)	(526)	(1,652)	(1,691)
General and administration expenses	(1,196)	(1,760)	(2,628)	(3,265)
Depreciation and amortization	(2,377)	(3,496)	(8,817)	(9,715)
Gain on sale of vessels	1,928	1,426	1,773	1,426
Operating income	2,929	1,549	2,342	4,805
Other income / (expenses):
Interest and finance costs	(1,494)	(2,114)	(5,186)	(6,248)
Interest and finance costs – related party	-	-	(48)	-
Interest income	65	92	105	256
Loss on extinguishment of debt	(407)	(375)	(640)	(397)
Gain on consolidation	-	-	1,268	-
Loss on equity method investment	(6)	-	(50)	-
Other, net	(21)	(46)	(232)	22
Total other expenses, net:	(1,863)	(2,443)	(4,783)	(6,367)
Net income / (loss)	1,066	(894)	(2,441)	(1,562)
Net income / (loss) attributable to common shareholders	1,066	(894)	(2,412)	(1,562)

Net income / (loss) per common share, basic and diluted	0.12	(0.10)	(0.27)	(0.18)
Weighted average number of common shares outstanding, basic	8,917,144	8,738,183	8,841,632	8,723,765
Weighted average number of common shares outstanding, diluted	8,917,144	8,775,011	8,841,632	8,797,527

United Maritime Corporation
Unaudited Condensed Consolidated Cash Flow Data
 (In thousands of U.S. Dollars)

	Nine months ended September 30,
	2025	2024
Net cash (used in) / provided by operating activities	(44)	6,321
Net cash provided by investing activities	45,737	9,664
Net cash used in financing activities	(32,333)	(19,075)

About United Maritime Corporation

United Maritime Corporation is an international shipping company specializing in worldwide seaborne transportation services. The Company operates a fleet of five dry bulk vessels, comprising two Kamsarmax and three Panamax vessels, with an aggregate cargo carrying capacity of 396,297 dwt.

The Company is incorporated under the laws of the Republic of the Marshall Islands and has executive offices in Glyfada, Greece. The Company’s common shares trade on the Nasdaq Capital Market under the symbol “USEA”.

Please visit the Company’s website at: www.unitedmaritime.gr.

Forward-Looking Statements

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events, including with respect to the realization of benefits from AI initiatives, declaration of dividends, market trends and shareholder returns. Words such as “may”, “should”, “expects”, “intends”, “plans”, “believes”, “anticipates”, “hopes”, “estimates” and variations of such words and similar expressions are intended to identify forward-looking statements. These statements involve known and unknown risks and are based upon a number of assumptions and estimates, which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to, the Company’s operating or financial results; the Company’s liquidity, including its ability to service its indebtedness; competitive factors in the market in which the Company operates; shipping industry trends, including charter rates, vessel values and factors affecting vessel supply and demand; future, pending or recent acquisitions and dispositions, business strategy, impacts of litigation, areas of possible expansion or contraction, and expected capital spending or operating expenses; risks associated with operations outside the United States; broader market impacts arising from trade disputes or war (or threatened war) or international hostilities, such as between Israel and Hamas or Iran and related hostilities in the region, China and Taiwan and between Russia and Ukraine; risks associated with the length and severity of pandemics, including their effects on demand for dry bulk products and the transportation thereof; and other factors listed from time to time in the Company’s filings with the SEC, including its most recent annual report on Form 20-F. The Company’s filings can be obtained free of charge on the SEC’s website at www.sec.gov. Except to the extent required by law, the Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company’s expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

For further information please contact:

United Investor Relations
Tel: +30 213 0181 522
E-mail: ir@usea.gr

Capital Link, Inc.
Paul Lampoutis
230 Park Avenue Suite 1540
New York, NY 10169
Tel: (212) 661-7566
E-mail: usea@capitallink.com